                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                  SHELTER PROPERTIES VII LIMITED PARTNERSHIP
                           (Name of Subject Company)

                       MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

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                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

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                           CALCULATION OF FILING FEE


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Transaction Valuation*:  $2,450,000                  Amount of Filing Fee: $490
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* For purposes of calculating the fee only. This amount assumes the purchase of 7,000 units of limited partnership interest ("Units") of the subject partnership for $350 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not Applicable        Filing Party: Not Applicable
Form or Registration No.:  Not Applicable      Date Filed:  Not Applicable
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Shelter Properties VII Limited Partnership, a South Carolina limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

         (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to an offer by Madison River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 7,000 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $350 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Schedules I, II and III to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules I, II and III to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

         (b)-(c)   Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(b), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of Insignia, IPT and the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

         (d) Not applicable.

         (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in the Offer to Purchase in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference. In addition, the following are expressly incorporated in this Statement by reference: (i) the audited financial statements of Insignia set forth at Part I-Item 8 of Insignia's Annual Report on Form 10-K for the year ended December 31, 1996, which is on file with the Commission; and (ii) the unaudited financial statements of Insignia set forth at Part I-Item 1 of Insignia's Quarterly Report on Form 10-Q/A for the period ended September 30, 1997, which is on file with the Commission.

ITEM 10.    ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)     Offer to Purchase, dated December 17, 1997.
         (a)(2)     Assignment of Partnership Interest and Related
                    Instructions.
         (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(4) Cover Letter, dated December 17, 1997, from the Purchaser to the Limited Partners of the Partnership.
         (b)        Not applicable.
         (c)        Not applicable.
         (d)        Not applicable.
         (e)        Not applicable.
         (f)        Not applicable.
         (z)(1) Summaries of appraisals referred to in the Offer to Purchase in Section 13 ("Background of the Offer").

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1997


                                              MADISON RIVER PROPERTIES, L.L.C.


                                              By:    /s/ JEFFREY P. COHEN
                                                     --------------------------
                                                     Jeffrey P. Cohen
                                                     Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner



                                              By:    /s/ JEFFREY P. COHEN
                                                     --------------------------
                                                     Jeffrey P. Cohen
                                                     Senior Vice President



                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ JEFFREY P. COHEN
                                                     --------------------------
                                                     Jeffrey P. Cohen
                                                     Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By:   /s/ FRANK M. GARRISON
                                                    --------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director

                                 EXHIBIT INDEX




         EXHIBIT NO.                  DESCRIPTION

           (a)(1)     Offer to Purchase, dated December 17, 1997.

           (a)(2)     Assignment of Partnership Interest and Related
                      Instructions.

           (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(4) Cover Letter, dated December 17, 1997, from the Purchaser to the Limited Partners of the Partnership.

           (z)(1) Summaries of appraisals referred to in the Offer to Purchase in Section 13 ("Background of the Offer").